OSHKOSH CORPORATION
ISO 9001 CERTIFIED

2307 OREGON STREET
POST OFFICE BOX 2566
OSHKOSH, WISCONSIN 54903-2566
920-235-9151

VIA EDGAR

February 18, 2010

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-0305

Re:          Oshkosh Corporation

Form 10-K for the Year Ended September 30, 2009

Commission File No. 1-31371

Dear Mr. Shenk:

In your comment letter dated February 3, 2010, you have asked the Company to reflect changes to its disclosures in future filings in response to the staff’s comments.  We have provided our responses to your comments below.  For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Form 10-K for the fiscal year ended September 30, 2009

Results of Operations, page 33

SEC Staff Comment

1.              Please revise to separately discuss cost of sales.

Company Response

The Company advises the staff that in future filings it will add a separate paragraph in MD&A to discuss factors impacting cost of sales.  Please refer to Exhibit A to this letter, where we provide revised disclosure for the fiscal year ended September 30, 2009 of the type that we intend to make in future filings, including a discussion of factors impacting cost of sales.

SEC Staff Comment

2.              Reference is made to the risk factor on page 19, “Raw material price fluctuations may adversely affect our results”.  We note your disclosure that you have implemented selling price increases to recover increased steel, component and fuel costs.  Please revise your discussion of results of operations to quantify the impact of price and volume changes on your revenues and expenses.

Company Response

The Company advises the staff that in future filings it will provide enhanced discussion and analysis of the impact of changes in price and volume on revenue and expenses to the extent such changes are material.  Please refer to Exhibit A to this letter, where we provide revised disclosure for the fiscal year ended September 30, 2009 of the type that we intend to make in future filings, including the requested discussion and analysis.

SEC Staff Comment

3.              Please revise to quantify all of material factors to which variances are attributed.  As an example, you state that the access equipment segment incurred an operating loss of $1,105.5 million in fiscal 2009 due to the $892.5 million impairment charge, and the impact of sharply lower sales volume, sale of units comprised of higher cost materials purchased in fiscal 2008 when steel costs were high, and an increase in the provision for credit losses.  Since you did not quantify all of these factors, your investors are unable to determine their individual impact.

Company Response

The Company advises the staff that in future filings it will provide enhanced disclosure to quantify material factors to which variances are attributed.  Please refer to Exhibit A to this letter, where we provide revised disclosure for the fiscal year ended September 30, 2009 of the type that we intend to make in future filings, including the requested disclosures.

*              *              *              *              *

Prior to receipt of your comment letter, we filed our Form 10-Q for the quarter ended December 31, 2009.  We will provide enhanced disclosures consistent with your comments and consistent with our corresponding response in future filings beginning with our next Form 10-Q which will be for the quarter ending March 31, 2010, assuming satisfactory resolution of your comments prior to that time.  Should you like to discuss this matter further, please call me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

2

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn
David M. Sagehorn
Executive Vice President and
Chief Financial Officer
Oshkosh Corporation

cc:           Mr. Patrick Kuhn, U.S. Securities and Exchange Commission

Mr. Craig P. Omtvedt, Chairman of Audit Committee of Oshkosh Corporation

Mr. Robert G. Bohn, Chairman and Chief Executive Officer, Oshkosh Corporation

Mr. Charles L. Szews, President and Chief Operating Officer, Oshkosh Corporation

Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller, Oshkosh Corporation

3

Exhibit A

NOTE: Amounts have been restated to present BAI as a discontinued operation.

Results of Operations

Consolidated Net Sales — Three Years Ended September 30, 2009

The following table presents net sales (see definition of net sales contained in Note 2 of the Notes to Consolidated Financial Statements) by business segment (in millions):

	Fiscal Year Ended September 30,
	2009	2008	2007
Net sales
Defense	$2,594.8	$1,891.9	$1,416.5
Access equipment	1,139.4	3,085.9	2,539.5
Fire & emergency	1,126.9	1,134.0	1,092.8
Commercial	590.0	835.1	1,080.3
Intersegment eliminations	(198.0)	(69.2)	(39.2)
Consolidated	$5,253.1	$6,877.7	$6,089.9

The following table presents net sales by geographic region based on product shipment destination (in millions):

	Fiscal Year Ended September 30,
	2009	2008	2007
Net sales
United States	$4,487.1	$4,997.2	$4,745.5
Other North America	89.7	180.6	212.8
Europe, Africa and the Middle East	468.6	1,283.5	866.3
Rest of the world	207.7	416.4	265.3
Consolidated	$5,253.1	$6,877.7	$6,089.9

Fiscal 2009 Compared to Fiscal 2008

Consolidated net sales decreased 23.6% to $5.25 billion in fiscal 2009 compared to fiscal 2008. The decrease in sales was a result of unprecedented reductions in the Company’s access equipment segment sales and continued reductions in the Company’s commercial segment sales as a result of the global recession and credit crisis.  These decreases were partially offset by increased sales in the Company’s defense and domestic fire apparatus businesses.

Defense segment net sales increased 37.2% to $2.59 billion in fiscal 2009 compared to fiscal 2008.  The increase was primarily attributable to higher unit volume of heavy-payload tactical vehicles and parts & service sales volume to fulfill the continuing requirements of the Company’s largest customer, the DoD.  Shipments of new and remanufactured heavy-payload tactical vehicles to the U.S. Army increased by nearly 1,000 units, or 24%, in fiscal 2009 compared to the prior year (a $454.7 million increase, including additional armoring).  Defense segment parts & service sales in fiscal 2009 benefited from the sale and installation of reducible-height armor kits for MTVR trucks for the U.S. Marine Corps (up $73.2 million) and sales of TAK-4 independent suspension systems to third-party MRAP vehicle original equipment manufacturers ($88.3 million).

Access equipment net sales decreased 63.1% to $1.14 billion in fiscal 2009 compared to fiscal 2008.  Sales reflected substantially lower demand globally arising from recessionary economies and tight credit markets.  European, African and Middle East and North American new machine unit volumes each declined approximately 75% in fiscal 2009, while the rest of world equipment unit volumes were down about 50%.  Access equipment sales in fiscal 2009 included $86.7 million of intercompany sales to the defense segment related to the M-ATV program.

Fire & emergency segment net sales decreased 0.6% to $1.13 billion in fiscal 2009 compared to fiscal 2008.  Sales price increases to offset higher raw material costs and improved product mix (combined $44.9 million) as well as increased shipments of domestic fire apparatus ($30.3 million) were more than offset by lower sales in other businesses in this segment.  Lower sales in fiscal 2009 were driven by weak demand for towing & recovery equipment (down $40.2 million) as a result of the global recession and the inability of end customers to obtain adequate financing and a shift in component production and corresponding intersegment sales out of the fire & emergency segment to the commercial segment ($27.9 million).

Commercial segment net sales declined 29.3% to $0.59 billion in fiscal 2009 compared to fiscal 2008.  The decrease in sales was the result of a 60.4% decline in sales of concrete placement products related to lower unit volume, due to continued weakness in U.S. residential and nonresidential construction activity, and a 15.0% decrease in refuse collection vehicle sales.  The decline in refuse collection vehicle sales was the result of lower international unit volume ($30.0 million) as well as the timing of deliveries to large fleet customers (down $8.0 million).  This decline was offset in part by higher intersegment sales as a result of a shift in component production and corresponding sales out of the fire & emergency segment to the commercial segment ($59.5 million).

Consolidated Cost of Sales — Three Years Ended September 30, 2009

Consolidated cost of sales decreased $1.16 billion to $4.55 billion, or 86.6% of sales, in fiscal 2009 compared to $5.71 billion, or 83.0% of sales, in fiscal 2008, which represented a 360 basis point increase in cost of sales as a percentage of sales.  Approximately 200 basis points of this increase was due to higher material costs, primarily within the access equipment segment.  Another 150 basis points of the increase in consolidated cost of sales as a percentage of sales was a result of relatively fixed overhead costs spread over a lower sales base.

Consolidated Operating (Loss) Income — Three Years Ended September 30, 2009

The following table presents operating (loss) income by business segment (in millions):

	Fiscal Year Ended September 30,
	2009	2008	2007
Operating income (loss):
Defense	$403.3	$265.2	$245.0
Access equipment	(1,105.6)	360.1	268.4
Fire & emergency	(2.3)	96.4	108.9
Commercial	(183.7)	4.7	76.5
Corporate and other	(91.2)	(109.0)	(88.3)
Consolidated	$(979.5)	$617.4	$610.5

Fiscal 2009 Compared to Fiscal 2008

The Company incurred a consolidated operating loss of $979.5 million in fiscal 2009 as compared to operating income of $617.4 million in fiscal 2008.  The operating loss in fiscal 2009 was driven by $1.19 billion of pre-tax, non-cash charges for the impairment of goodwill and other long-lived assets.  Sharply lower sales volume in the access equipment and commercial segments also contributed to the decrease in operating results in fiscal 2009.

In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350-20, Goodwill, the Company reviews goodwill annually for impairment, or more frequently if potential interim indicators exist that could result in impairment.  At February 28, 2009, given the sustained decline in the price of the Company’s Common Stock subsequent to the Company’s fiscal 2008 year end when its share price approximated book value, depressed order rates during the second quarter which historically has been a strong period for orders in advance of the North American construction season, as well as further deterioration in credit markets and the macro-economic environment, the Company determined that the appropriate triggers had been reached to perform additional impairment testing on goodwill and its long-lived intangible assets.  Accordingly, the Company conducted an assessment of the fair values of the Company’s reporting units.  The results of that assessment indicated that impairment charges to the values of goodwill and other long-lived assets were required in the Company’s access equipment, fire & emergency and commercial segments.

Defense segment operating income increased 52.1% to $403.3 million, or 15.5% of sales, in fiscal 2009 compared to $265.2 million, or 14.0% of sales, in fiscal 2008.  The increase in operating income as a percent of sales compared to fiscal 2008 reflected better absorption of fixed costs (200 basis points), improved performance on service work (50 basis points) and favorable LIFO inventory adjustments (60 basis points), offset in part by a larger percentage of sales under lower margin contracts during fiscal 2009 (140 basis points).

The access equipment segment incurred an operating loss of $1,105.6 million, including $892.5 million in pre-tax, non-cash impairment charges for goodwill and other long-lived assets, in fiscal 2009 compared to operating income of $360.1 million in fiscal 2008.  In addition to the non-cash impairment charges, the decline in operating income was due to the impact of sharply lower sales volume ($472.9 million), sale of units comprised of higher cost materials purchased in fiscal 2008 when steel costs were high ($58.5 million), and an increase in the provision for credit losses ($47.2 million).  The impact of these factors was reduced by lower operating expenses ($59.5 million) as a result of aggressive cost reduction efforts.

The fire & emergency segment incurred an operating loss of $2.3 million, including $113.4 million in pre-tax, non-cash impairment charges for goodwill and other long-lived assets, in fiscal 2009 compared to operating income of $96.4 million in fiscal 2008.  The impairment charges more than offset otherwise favorable operating results for the segment due to a favorable product mix ($5.5 million) as well as lower operating expenses throughout the segment as a result of cost reduction initiatives ($6.5 million).

The commercial segment incurred an operating loss in fiscal 2009 of $183.7 million, including $184.3 million in pre-tax, non-cash impairment charges for goodwill and other long-lived assets, compared to operating income of $4.7 million in fiscal 2008.  The decrease in operating results was the result of the non-cash impairment charges and the impact of sharply lower concrete placement products sales volume ($31.6 million), offset in part by reductions in operating expenses ($20.5 million) due to cost reduction efforts and a LIFO inventory benefit of $5.9 million due to significant reductions in inventory levels.

Corporate operating expenses and inter-segment profit elimination decreased $17.8 million to $91.2 million in fiscal 2009 compared to fiscal 2008 largely due to focused cost reduction efforts, including lower outside professional services ($10.3 million) and travel costs ($5.1 million).

Consolidated selling, general and administrative expenses decreased $52.6 million to $430.3 million, or 8.2% of sales, in fiscal 2009 compared to $482.9 million, or 7.0% of sales, in fiscal 2008 as a result of focused cost reduction efforts, including reductions in staffing, salary reductions and furloughs, the elimination of 401(k) contribution matches (combined decrease of $47.9 million) and other cost reductions.  Selling, general and administrative expenses in fiscal 2009 included provisions for credit losses of $50.0 million, or 0.9% of sales, compared to $0.6 million in fiscal 2008, with the increase in provisions principally concentrated in the access equipment segment due to the effects of the global recession on the financial health of its customers and due to reductions in the underlying collateral value of the equipment.

Non-Operating Income — Three Years Ended September 30, 2009

Fiscal 2009 Compared to Fiscal 2008

Interest expense net of interest income increased $2.9 million to $207.5 million in fiscal 2009 compared to fiscal 2008 on lower average outstanding debt, as a result of higher interest rates after the effective date of an amendment of the Company’s Credit Agreement.  In March 2009, the Company amended its Credit Agreement to provide additional room under its financial covenants to address lower earnings as a result of the impact of the global recession and tight credit markets.  In connection with this amendment, interest rate spreads were increased significantly.  See “Liquidity” and Note 11 to the Notes to Consolidated Financial Statements for further information regarding the amendment to the Credit Agreement.

Other miscellaneous income of $8.8 million in fiscal 2009 related primarily to net foreign currency transaction gains.

(Benefit from) Provision for Income Taxes — Three Years Ended September 30, 2009

Fiscal 2009 Compared to Fiscal 2008

The Company recorded a $12.6 million tax benefit in fiscal 2009, or 1.1% of pre-tax losses, compared to tax expense of $121.2 million, or 30.0% of pre-tax earnings, for fiscal 2008.  The expected tax benefit for fiscal 2009, at the U.S. federal rate of 35%, of $412.4 million was reduced by the tax effect of non-deductible impairment charges of $394.0 million and by $17.3 million related to the reduction in accrued benefits previously recorded under a European tax incentive due to losses incurred during the period, offset in part by a worthless stock deduction and other tax benefits.

Equity in (Losses) Earnings of Unconsolidated Affiliates — Three Years Ended September 30, 2009

Fiscal 2009 Compared to Fiscal 2008

The Company recorded a loss of $1.4 million related to equity in (losses) earnings of unconsolidated affiliates, net of income taxes, in fiscal 2009 compared to $6.3 million of income in fiscal 2008.  The Company has equity interests in a lease financing partnership, a commercial entity in Mexico and a joint venture in Europe.  Earnings for these entities decreased due to lower financing activity and increased credit losses due to the impact of the global recession.

Analysis of Discontinued Operations — Three Years Ended September 30, 2009

In July 2009, the Company completed the sale of its ownership in Geesink to a third party for nominal cash consideration.  Geesink, a European refuse collection vehicle manufacturer, was previously included in the Company’s commercial segment.  Due to the reclassification of $92.0 million of cumulative translation adjustments out of equity, the Company recorded a pre-tax gain on the sale of Geesink of $33.8 million in the fourth quarter of fiscal 2009.  In October 2009, the Company sold its 75% ownership interest in BAI to BAI’s management team for nominal cash consideration.  BAI, a European fire apparatus manufacturer, was previously included in the Company’s fire & emergency segment.  The historical results of operations of Geesink and BAI have been reclassified in the Company’s Consolidated Statements of Operation and are included in “Income (loss) from discontinued operations,” for all periods presented.

Fiscal 2009 Compared to Fiscal 2008

Sales related to discontinued operations were $180.2 million in fiscal 2009, a decrease of 30.9% as compared to the prior year.  The decrease in sales related to discontinued operations in fiscal 2009 as compared with fiscal 2008 was primarily related to the inclusion of Geesink sales for nine months in fiscal 2009 versus twelve months in fiscal 2008 as a result of the sale of that business in July 2009.  Discontinued operations sustained an operating loss of $26.7 million in fiscal 2009 compared to an operating loss of $211.1 million in fiscal 2008.  In fiscal 2009 and 2008, the Company recorded pre-tax, non-cash charges for the impairment of intangible assets of $9.6 million and $174.2 million, respectively, related to discontinued operations.  These charges were largely non-deductible for local tax purposes.  In the fourth quarter of fiscal 2009, the Company made a “check-the-box” election to treat its foreign subsidiary, the European holding company parent of Geesink and BAI, as a disregarded entity for U.S. federal income tax purposes.  As a result of the election, the Company recorded a $71.5 million worthless stock and bad debt income tax benefit, of which $61.0 million has been recorded in discontinued operations.